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                             February 24, 2022

       Dharmesh Pandya
       Chief Executive Officer
       Lytus Technologies Holdings PTV. Ltd.
       601 Everest Grande, A Wing
       Mahakali Caves Road
       Andheri (East)
       Mumbai, India 400 093

                                                        Re: Lytus Technologies
Holdings PTV. Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed February 9,
2022
                                                            File No. 333-254943

       Dear Mr. Pandya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 6 to Form F-1

       Cover Page

   1. You indicate on the prospectus cover page that "there can be no assurance that the offering will be closed
and our common shares will be trading on the NASDAQ Capital
                                                        Market." Please advise
why you have included this statement in light of the fact that the offering is a firm
commitment offering and you confirmed in your response letter dated
                                                        March 31, 2021 that you
will not proceed with offering if you are not accepted for listing by Nasdaq. Instead,
revise to disclose that the offering will not proceed unless you are accepted for listing on
Nasdaq.
 Dharmesh Pandya
Lytus Technologies Holdings PTV. Ltd.
February 24, 2022
Page 2
Prospectus Summary
Corporate History and Structure, page 2

2. Please clarify whether it is still a requirement for closing of the Reachnet Customer
         Acquisition Agreement that the company be listed on a recognized stock exchange. Refer to Section 2 of the Customer Acquisition Agreement dated June 20,
2019.
3. Please disclose that the company has not yet paid the consideration owed to Reachnet under the Customer Acquisition Agreement, and Reachnet has not provided to the company the revenue it has collected from the acquired customers since April 1, 2019.
         Briefly explain the reasons for the delay and that the payment amount due to Reachnet and receivables due to the company will not be settled until the completion of a third party audit of Reachnet and its subscribers that was commenced on April 1, 2021. Disclose if
         you expect the third party reviewer   s report to be completed prior
to the offering and, if
         not, when you expect it to be completed. Disclose the amounts owed by each party to the other as of the latest practicable date. Briefly explain the impact on your results of operations and financial condition of the delay in settlement of the agreement as well as the expected impact upon settlement.
Use of Proceeds, page 34

4. You now indicate that you intend to use $8.74 million rather than $15 million of the offering proceeds for the acquisition of customers from Reachnet and 51% of
         DDC. Please explain whether $8.74 million is sufficient for these purposes or whether you may need additional funds to meet these obligations.
5. You provide disclosure of the amount of revenues generated by the streaming services provided to the approximately 1.8 million subscribers you acquired from
         Reachnet for periods since March 16, 2020, your date of inception. Disclose that Reachnet has not made any payments of this revenue to you and that your cash as of September 30,
         2021 was $340,876.
Management's Discussion and Analysis of Financial Condition..., page 40

6.     You state that the company is committed to completing the third party review of
       Reachnet   s operations before the end of March 31, 2022. Please provide the basis for this
       assertion. To provide context, describe with specificity based upon the latest practicable date what has been verified in each region, what remains to be verified in each region, the current extent of the COVID-19 lockdowns in each region, and how the lockdowns are continuing
FirstName          to impact the verification
           LastNameDharmesh      Pandya       efforts.
Comapany
7.        NameLytus
      Please  discuss theTechnologies Holdings
                          nature of your        PTV. Ltd.
                                         Other Income in the Management's
Discussion and
      Analysis.
February 24, 2022 Page 2
FirstName LastName
 Dharmesh Pandya
FirstName LastNameDharmesh   Pandya
Lytus Technologies Holdings PTV. Ltd.
Comapany24,
February  NameLytus
            2022     Technologies Holdings PTV. Ltd.
February
Page 3 24, 2022 Page 3
FirstName LastName
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      M. Ali Panjwani, Esq.